UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: CION Grosvenor Infrastructure Master Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Park Avenue, 25th Floor
New York, NY 10017

Telephone Number (including area code): 646-845-2577

Name and address of agent for service of process:

Patrick T. Quinn, Esq.
100 Park Avenue, 25th Floor
New York, NY 10017

With copies of Notices and Communications to:

Michael A. Reisner

Mark Gatto

CION Grosvenor Management, LLC

100 Park Avenue, 25th Floor

New York, NY 10017

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Girish S. Kashyap, Esq.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☒    No   ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the city of New York and State of New York on the 22nd day of January, 2025.

CION Grosvenor Infrastructure Master Fund, LLC

		By:	/s/ Mark Gatto
Name: Mark Gatto
Title: Co-Chief Executive Officer, Co-President and Director

Attest:

By:	/s/ Patrick T. Quinn
Name: Patrick T. Quinn
Title: Witness